EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

Benefit Plans Committee as Administrator of the
Darden Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-92702, No. 333-124363 and No. 333-207061) on Form S-8 of Darden Restaurants, Inc. of our report dated October 23, 2015, with respect to the statements of net assets available for benefits of the Darden Savings Plan as of April 30, 2015 and 2014, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of April 30, 2015, which report appears in the April 30, 2015 annual report for Form 11-K of the Darden Savings Plan.

/s/ KPMG LLP

Certified Public Accountants
Orlando, Florida
October 23, 2015